Filed by FTAC Emerald Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41168

Subject Company: FTAC Emerald Acquisition Corp.

The State of Bitcoin Podcast

October 3, 2024

Podcast Transcript

Will Reeves:	The world is made up of giant pools of capital and one way to look at the history of Bitcoin is looking up how Bitcoin is breaking these pools and unleashing them into Bitcoin one by one by one. savings accounts, sovereign funds, balance sheets, ETFs. We have been on an absolute tear over the last two years on cracking open these traditional capital pools and bringing them into Bitcoin. So I think across the board besides the halving cycle every 4 years, everything has changed. I have my Bitcoin account and that’s my true long-term savings account. That is my social security, that is my house, that is my 401k, that is my 60/40 portfolio, and I think Bitcoin is going to play that role and it increasingly is.

Brandon Keys:	Bing-bong. I am back with another edition of the State of Bitcoin podcast where we’ve got the man, the myth, the legend, Will Reeves in the House, the man behind Fold who recently announced that they are going to be become another publicly traded Bitcoin company.

But Will, with all this hubbub going around, Michael Saylor, the gigachad, he’s been out there buying more and more Bitcoin and seemingly having a ton of success. He was lining out all of the metrics at the Bitcoin conference about how successful it’s been for MicroStrategy since they started implementing the Bitcoin strategy on their balance sheet.

So are you looking at that and looking at that to try to emulate that for success and Fold and to help Fold prosper more as a company going forward?

Will Reeves:	I think we’re just on the heels of Saylor’s $1 billion smash by that he just did. So to some extent, I think myself, the rest of Bitcoin companies, and for that matter, everyone who is interested in Bitcoin at all, looks at that and definitely that is gigachad status that is triple maxi. That is a legendary moves.

And for us, we’ve always looked at Saylor as an absolute example for how to use public markets and in what ways can you give value back to shareholders using Bitcoin, not just about being a Bitcoin company, but other ways. His playbook about accumulating Bitcoin via convertibles, his playbook that he just released on increasing SATs per share as the number one core KPI, for us, is incredible.

It’s an idea that’s been around for a while, but to have someone at his level articulate that and then not only that, execute on it in real time is just phenomenal. And certainly, I look at him as an absolute inspiration.

But Fold has been around since 2019, and as a Bitcoin company, our express purpose, what Fold does is essentially help people accumulate more Bitcoin every day. We’ve already given $45 million away in Bitcoin. If we had given that in cash away, it would just be 20 million or so. And so we looked at this over the past years and said, wow, we are building essentially the treasuries of our customers and we’re very successful at that.

And we looked at ourselves and saying it’s incumbent on us to do the same thing for our business. And so as a private company, we’ve been deploying some of the similar tactics that Saylor has recently ratcheted up. In addition to our business, which generates Bitcoin natively, we’re receiving revenues in Bitcoin.

We also have used various tools and capital mechanisms to accumulate larger amounts of Bitcoin onto the balance sheet. And right now, we have about a thousand Bitcoin. It’s my hope and belief that Fold continues and accelerates very much as a public company and very much Michael Saylor is the footpath that we are following.

Brandon Keys:	Yeah, it is absolutely incredible to see him coming in and just going full all into it. But you mentioned Fold starting in 2019, which means you’ve been in Bitcoin for quite some time, right? You don’t just all of a sudden find Bitcoin and then start a company and dive into it that way. So because of all that, you’ve seen some ups and downs in the cycles.

Now, do you see this one as a little bit different with BlackRock, some of the ETF products, just more people talking about Bitcoin in general? I know it is a basic question here, but is this cycle really different the way that everybody’s just coming to it and the amount of attention that’s around Bitcoin in this space in general?

Will Reeves:	Yeah, it’s a great question. I think this is the perennial question. Is this cycle different and is it different for the better or different for the worst? Every cycle, you can find someone on either side of that, but okay, let’s talk about first what isn’t different.

What isn’t different is that Bitcoin goes through having cycles every four years. It just completed one. Historically, the having year and the following year are tremendous growth periods for Bitcoin. Nothing about that has changed. Bitcoin’s protocol hasn’t changed. It is ticking on block by block.

And so from that perspective, we can hold on that this cycle is going to be like previous cycle, at least just from that the protocol is working as intended as it’s supposed to. But basically besides that, everything else is different. You have the ETFs providing a incredible flow of volume into Bitcoin daily, one of the most successful financial tools ever launched, the Bitcoin ETF.

You are seeing the likes of Michael Saylor and other private companies who are in public companies using Bitcoin to accrue value to their shareholders and their equity holders via bringing Bitcoin onto the balance sheet, increasing sats for share. This is happening very openly in the public markets, which we have MicroStrategy, Semlar, MetaPlanet.

Down the line, I believe Fold will be in that list as well. But private companies don’t get as much press because number one, they don’t need to tell you that that’s happening. But that certainly is, and I know just from peers, from Bitcoin founders and beyond that there is a significant movement in private markets to use various strategies and tools to accumulate more Bitcoin onto their balance sheets.

So this is happening at the ETF level, it is happening at the corporate level. We know sovereigns are doing the same thing with El Salvador, Bhutan and others that are just ramping up. And then you get just to the retail, the family level. I think the ecosystem of tooling for people to integrate Bitcoin into their lives has become tremendously better.

It is the products are better, they provide more value, they’re easier to use, they can reach much broader audiences. It’s no longer having a bank account here in exchange here and sending funds all over the place. And hopefully, you can get something done in five days. It’s now downloading that, five minutes later you have bought Bitcoin and you have various ways of using that Bitcoin, whether it’s to hold or to use.

So I think across the board, besides the halving cycle every four years, everything has changed. And as a result of that, I don’t believe that we can look to past performance in the future. I think we’re entering a new plane where we can expect a lot of the similar things. But the accelerants, the tailwinds that are now at our back are just much bigger. This tent is far bigger than it was the last cycle. So it’s the same and it’s not in very, very, very large ways.

Brandon Keys:	Yeah, it is interesting because we did have the all-time high, just a small one hit a little bit before the halving period this time around, which hasn’t happened before, but now it’s seemingly like we got a little hairiness in the economy, right? I mean, we just were recording this on the 20th.

We had the Fed cut by 50 basis points the other day, and seemingly QE is upon us, right? Quantitative easing. So they’re going to start to let up in the floodgates. Are they going to let the money printer go? It’s a lot of uncertain times.

So with all that being said, how are you looking at just the general, I guess, macro state? You’re on the teetering side of helping out people get into the new system from the current financial system with Fold, but depending on who I talk to, the Bitcoiners think everything’s crashing and burning, whereas the traditional financial people think the facade is going to keep going.

So as a business owner, how are you looking to the current macro-economy and how are you preparing for everything going forward?

Will Reeves:	Yeah, I think Bitcoin truly is a phase shift and there will be a time when we say we’re very much in the Bitcoin phase, we’re no longer in the Fiat phase, and people tend to stratify these things. What is hard about talking about Bitcoin is it’s really important to know your audience and who you’re talking to, of which perspective are they coming from?

Are they talking from a pure Bitcoin standard as something that may happen in the future? Are they saying from a Fiat point of view about looking at Bitcoin now and how it’s integrating into the Fiat system? So that’s really important to know.

I think a good example is the recent Safedean and Saylor interview where they’re really just talking from very different poles of perspectives on where Bitcoin is today. Both are right in their own way, but when you hear it looks like there’s a collision. And I’m firmly, as a builder, as an entrepreneur, I can’t really operate in worlds that don’t exist, right?

I need to be abundantly real on what problems people are facing today, what opportunities are here today. And so I really much typically have a more messy view where there are no clean breaks, these things have longer evolutionary cycles, some surprising things happen. But typically, we’re going to be dealing in this kind of transition phase for a while longer.

And so I am not a doomer and I’m also not the fed cut and they’re going to cut again, and then everything’s back to Zerp era, Renaissance times. It’s definitely not, I don’t think we’re there. And that’s why Fold really is the way it looks. Fold is not about, Hey, you have your own bank account and then you have your Bitcoin world and they’re two separate things.

You need to go to your Bitcoin exchange and then when you need to take care of your daily and monthly financial things to come back to your legacy app. Fold, doesn’t really believe that these things need to be so stratified. We actually believe that they are necessary to be together to really observe the needs of people today.

That number one, integrating Bitcoin into your life, whether that’s rewards or for savings, is a net benefit for 100% of people. We know that that is the case. We have the data to show it. The problem is these concepts are stratified. You have Bitcoin products here, you have Fiat products here. So Fold has really brought these together to say, hey, we understand we’re living in the real world. Things are messy.

You need to swipe your credit card, you need to pay your bills for your kid’s school, at the same time, you need to build your stack for the future and your long-term savings. So Fold really says, we understand that’s where you are today and we’re going to make sure you can use and adopt the money that you prefer, Bitcoin, without losing access to the tools you need about conducting your daily life.

And so when I look at going forward, I come from a standpoint of I think we’re in this going to be in a messy place for a lot longer, and we need tools that just recognize that not tools that only are for the optimistic utopia and not tools that Fiat is reigning forever. Fold is really the transitionary banking platform for this kind of messier journey.

And I’m optimistic so I’m always been an optimist generally, and I think the 50 bips rate cut is ultimately a benefit for Bitcoin. I think we’re coming up to an election. I think while there are one candidate who may definitely may grease the wheels even faster in terms of accelerating some Bitcoin success, I think both candidates ultimately are going to be rapidly accelerating QE.

And at the end of the day, what is the largest lever for accelerating Bitcoin is that, is it really about a Fiat mechanics versus Bitcoin mechanics? And that more that printer roars, the more Bitcoin’s value proposition is not only upheld, but is recognized by the people that will need it and start to adopt it.

Brandon Keys:	Yeah, it is pretty interesting too. We’re coming on a couple of days after Trump was at PubKey in New York buying a burger in Bitcoin, which is pretty incredible to see that we’ve gotten to this point. When you first got into Bitcoin, did you think that 15 odd years since its creation that we would be sitting here talking about one, Donald Trump as a former president?

And two, as buying burgers with Bitcoin, and we had Robert F. Kennedy and a lot of presidential candidates and politicians, global leaders talking about Bitcoin. Are you surprised about all this acceleration that we’ve had as far as people waking up to the current system just in general?

Will Reeves:	Yeah, I think there’s two aspects to this. We talked just now about Bitcoin becoming understood as a powerful tool, financial tool for sovereign nations, corporations, family, personal finances, really down the stack. Bitcoin can improve and fix things.

But the other side of that is quietly chugging along. There’s this whole group of people who have adopted it. The network of Bitcoin is both the asset and the people that are actually engaging with it. And I think what we’ve seen this year is we’ve seen in the mirror that we are no longer a fringe group, but we are a group of people that not only wields incredible financial strength and influence, but there’s a lot of us.

We are not only large voting blocks that can be mobilized relatively easily. And I think that’s why you’ve seen a lot of this talk of, I’m a single issue issue voter, Bitcoin is my issue. From people who may have been on blue side or red side or whatever side, they’re now saying, I’m a single issue voter. And a lot of that is a recognition of how powerful Bitcoin has become, not just from the asset and the price charts, but from a cultural standpoint.

And I had the benefit of being at PubKey a few days ago when we got to see the cheeseburgers and coats bought with Bitcoin, and it was an absolute trip to see where we have gotten to. And I remember when I first started, another good example is the Nashville conference. You look at the names of speakers, even just two years ago, the names of the speakers would’ve been all Bitcoin founders and internal people.

Now the entire list, you’d have to get down 50 names of that list before you even get to someone who’s been building in the space for a while. It’s a true phase shift. And so it is absolutely a trip to see where we’ve come, but I think it’s really a recognition of Bitcoin bearing its strength, not only from it as an asset and a tool, but from a community and a cultural force.

And Trump was the first one to recognize that and go hard. Well, I guess RFK was, but from an actual real candidate for public office, I think Trump is absolutely going to go down in history books as the one who’s activated this group first. And it’s going to be one that I believe Bitcoiners from now on, in every election in four years, eight years, 12 years, are going to be recognized as a very powerful constituency that they’re going to be vying for.

And that is a great thing because a lot of us like to say Bitcoin is apolitical, and that is true from a protocol level, but from someone who’s run a company, who’s subject to regulations and is subject to the whims of politicians, from someone who is saving in Bitcoin, there are a lot of political forces that have not been friendly to us in our journey. And at a certain point, that does make us political. And I think Bitcoiners are really realizing that we have capital, we have power, and now it’s about how to wield it.

Brandon Keys:	With all that though, I am curious what you think has been the main driver to bring those influential people, influencers, whatever you want to call them, that are been outside the Bitcoin space in it. Do you think its number go up? What do you think is the main driver or orange piller that has brought people in this cycle that weren’t here two years ago?

Will Reeves:	Yeah, I’d say so if we were to look at that, even that Bitcoin Nashville conference speaker list and why are they there, who orange-pilled them as they say, I’m going to say 90% of them on that list are not really orange-pilled, they’re orange-pilled to the extent that they believe the Bitcoin voting block and donation block can be valuable to them.

And so they’re coming, not necessarily because they’re orange-pilled, but they recognize in their own self-interest that, oh my god, these people have money, they have ideas, and there’s a lot of them. So I think that’s where you’re seeing it the most. And I think really, the best example of that was at Nashville when you had RFK who I truly do believe has a deep intimate organic knowledge about Bitcoin. His speech versus Trump’s speech, which completely lacked the substance, the depth that RFK brought to the table.

But at the end of the day, Trump is there because Bitcoin and Bitcoin culture is powerful, and that is exactly why he’s there. And so I wouldn’t even say he’s orange-pilled. He’s orange-pilled to the extent that I think he believes we’re useful to them. And at the end of the day, I think most Bitcoiners recognize that. I think you go and talk a lot about Bitcoin shouldn’t be political or don’t endorse any candidate. Really, it’s not about that.

It’s about Bitcoin wielding its strength. And I guarantee you, you’re going to see candidates across the aisle all waking up to the same thing. And we just happen to see that Trump made the first big move and you’re going to see others come and buy for this power and this capital increasingly over time. So some are orange-pilled, most are not.

Brandon Keys:	Yeah, I hear you on that, and I agree with you there too. I think you’ve even seen the evolution of RFK’s speech from last year to this year. You could tell he’s really put in the time and done his work or his homework for getting involved into the Bitcoin space, deeply understanding it as well.

So I’m hopeful that Trump will do that. But yeah, I agree with you there too, where seeing how we’re coming in and then as the masses, right? I think even Kamala Harris was even dabbling in that as she was almost going to come to the conference, or at least there was rumors about that right before. So I think that that influence and more companies becoming public that are around Bitcoin space, it’s just waking people up to the fact of Bitcoin is here to stay, and it’s definitely something that’s going to be useful going forward.

But I’m curious to think if you think that maybe El Salvador has maybe had some of the influence. Do you think that maybe a smaller country like that, and maybe not Bhutan yet, but seeing the success that Bukele has had in El Salvador, how he’s just basically won by a landslide, do you think that that’s helped bring some more light to it?

I mean, we’ve seen Bukele on Tucker, we’ve seen him on all these other places, which the average person probably would’ve never really heard of El Salvador, the average American probably couldn’t point it out on a map. So long-winded question to say, do you think that move that was made three to four years ago now is coming to light and making some waves around everything?

Will Reeves:	Yeah, I think it’s absolutely, I’m a big fan of the El Salvador project and what Bukele has done. I would say a lot of people like to frame it as pure goodwill, but I also believe that Bukele saw Bitcoin as a really strategic way to get El Salvador on the map. And it’s very true.

The moment that he began talking about Bitcoin is when he was on the major American networks talking about El Salvador. It generated an immense amount of interest that has brought El Salvador a lot of other benefits even beyond just Bitcoin itself. It’s brought more tourism, it’s brought more expats coming back to El Salvador to live. It’s brought investment, it’s brought tourism.

So absolutely, Bitcoin is one of those things of it preys upon your own self-interests and it benefits from you thinking you are taking advantage of it. And I believe that Bukele and El Salvador project is absolutely about furthering the impact and value of Bitcoin to those that need it most.

And I think they’ve gone through a lot of learnings, ups and downs, some wins and some losses with Chivo and their own stacking project to buy one Bitcoin per day. Things like Bitcoin City and ideas like that, some exist, some don’t. Some have been really successful. And to Bukele’s own words, he said actually he was surprised by that Bitcoin hasn’t had more adoption in El Salvador.

And so he’s coming at it from a very real perspective. These things take a while. But I think ultimately, Bitcoin provided El Salvador a wonderful way to get on the map and a way for long-term that they can totally reinvent their country. And I think both are true. Both are fine. And that combination of this immediate short-term self-interest and long-term, setting up for a good financial picture, I think are going to be there across all parties, countries, boardrooms that choose to adopt it.

Brandon Keys:	And I definitely think that more is to come here. But you talked about some of the ways that El Salvador experienced. I want to get into some of the ways that you’ve experienced like working in Bitcoin through Fold.

Obviously, you guys started in 2019, you saw the big COVID crash down to 4K, then the run up and then the crash down, and then now we’re kind of sitting at where we were four odd years ago with the thought that we’re going to break out of here soon.

So how has it been not only being an entrepreneur, but being an entrepreneur in Bitcoin? Does it age you a little bit or what’s it like with all the volatility of just everyday life and the combined with the volatility of Bitcoin?

Will Reeves:	Yeah, I’d say early on, and you see this with a lot of other founders and people building on Bitcoin, is that you come to realize after a certain amount of time that you cannot control Bitcoin and Bitcoin will always surprise you. It’ll rip you to the upside and to the downside, it will get in the way of your best laid plans. It will unexpectedly bring opportunities to you that wouldn’t have been there before.

And so it’s this really interesting thing to be building a business around something that is truly untamable and that you can’t. So you have some founders who said, especially earlier, I’d say 2013, 2017 founders, some of them said, “Hey, I can change Bitcoin, I can tame it, I can bring down fees, I can do all these things so that my business is more on steadier ground.” We know what happened to those people who wanted to change Bitcoin, didn’t work out well for them.

And really what we see is those that have, and then we have other companies who said, “Hey, I’m not going to highlight Bitcoin. I’m going to highlight everything else.” Coinbase is a great example of that. Essentially Bitcoin is a marketing tool to get in, but in terms of once you’re in, you just go download that app and you’re going to very quickly see that Bitcoin probably occupies maybe 5% of the UI of that app.

It’s most other tokens and yield and coins and all of that. And they went that way. And what happened to them was Bitcoin wasn’t a focus. So it’s not a big piece of their balance sheet. If Coinbase had been stacking since day one, they may have over a million coins on their balance sheet alone and could be on their way to being the most valuable company in history, world history.

So you have two paths so far, those that want to change it, those definitely didn’t go well. They’re not doing well. You have those who decided Bitcoin is volatile the upside. I need to make my own weather. I’m going to go and focus on all the other things, Coinbase is a good representative of that.

And I think Fold and there’s a group of other companies that fit in this category have said, Hey, we’re not going to change Bitcoin, but we’re going to make Bitcoin the center of this because Bitcoin is the fastest growing network. It’s faster growing than the internet. It is the best and most recognizable brand globally. There’s nothing better that we could be working on. And it works as intended. It is proven to be something that has been in a wonderful investment when taking into account a longer term savings horizon.

And so to do that though, you need to build a company that can operate and survive around Bitcoin’s violent transitions up, down, sideways. And that means that companies are much stronger, they’re more resilient, there are longer term planners behind it, and ultimately stronger companies. And some of it was a harder, slower uphill battle to start.

But I feel like all that work that Fold has put in and other Bitcoin companies have put in, I believe is going to them apart in the future and really will start to take center stage of the story of Bitcoin and how to access it. And so it was being in the space, you get to see a lot of people, a lot of companies, everyone trying everything.

But I wouldn’t change the decisions that we made for absolutely anything. I think it’s really positioned us to be where we are today, on the eve of becoming one of the first Bitcoin powered financial services company listed on the stock market. And that’s all a result of staying very focused and building a company that’s resilient enough to be built on something that is extremely unpredictable in the short term.

Brandon Keys:	And so how do you balance that in an environment where it’s almost encouraged to theoretically not make money? I live on VC money. The Amazon model is always what I like to get back to. It was a bookstore, they went through the dot-com boom. They didn’t really make a lot of money. They had a lot of VC money come in, and then all of a sudden they stumble upon AWS, which became their moneymaker, which is basically a big driver of the revenue today and the reason why the company has skyrocketed.

But on the flip side of things, a lot of other companies have tried to do that but have seemingly failed. So how do you balance that, looking at growth and looking at just being a smart company that’s bringing in revenue basically instead of just trimming the fat? Because I think with the Bitcoin volatility, like you said, it makes it a little bit more difficult to do that.

Will Reeves:	Yeah, Bitcoin companies have had to exist in this. There’s the market of startups and VC money, and then within that there’s the Bitcoin companies and traditionally, VC and that whole apparatus has only been available to Bitcoin companies when Bitcoin’s blowing off the top, when we’re hitting an all-time high, when the retail interest is crazy.

Then VCs are typically very interested in working with Bitcoin companies, big surprise. But when we see Bitcoin flow to the other side, we don’t see them around anywhere. And what that has done is it’s hard in Bitcoin companies to know that you can’t actually rely on infinite capital. So even during times of zero interest rate periods when capital was mostly available to everybody, when Bitcoin was weighed down in those periods, in our own micro cycle that we were going through, that even that money was hard to get for Bitcoin companies.

And so we’ve been trained to be resilient, to know that we need to be able to thrive in times when we’re not being helped out by the VC apparatus or money, the money printer there. And I think ultimately, that’s made us more resilient. Now, it has also made us have to be smarter about how growth happens. It’s not about inflating growth, it’s about understanding Bitcoin cycles and how that works and then how you can take advantage of it in the bull runs and how you take it and prepare for it in the bear runs.

And so I think that while that living through it was I think would age anyone in operating a Bitcoin company, it ultimately made us all better. And I think even better positioned than traditional competitors who are relying on endless VC, it is looking like even if rates are coming down, we’re still entering into a period where VC is not going to look like it once did in the heyday. It’s going to be tighter, and the barrier to getting money is going to be higher.

And ultimately, I believe that’s a good thing. We’re going to have smarter allocation of capital, and I think myself and my peers, what we’ve done with our companies, ultimately it’s going to set us up to be eligible for that money. And whether we need it or not is the whole other question.

Brandon Keys:	Yeah, I think that’s interesting because I think the interest rate environment, I think having that a little bit higher than zero is always generally good because the zero interest rate environment led a lot of dumb ideas. And a lot of companies come up and go from seemingly nothing to billion-dollar companies. And then it’s like, where are they now, right? They’re not existent.

So I do think that that is good, and I think the environment is changing with all that, but as you are a financial company that works a little bit in Bitcoin with the Bitcoin rewards and helps people mitigate between that too, I’m curious how you see the future of Bitcoin merging into this. Do you see us essentially getting into a digital gold type of age or do you see it as almost as a meat of exchange? How would you, I guess, categorize Bitcoin?

Will Reeves:	Yeah. Well, related to that other question, I think what we’re seeing is a lot of the financial tooling and infrastructure that had was once considered canon or fundamental to everyday people. Things like the American dream, go buy a home and that’s how you accumulate wealth and store your value over time. We’re seeing that dream as a lot of problems.

There’s inflation in the housing supply, mortgage rates are way up, there’s tons of costs are involved. It’s not what it used to be. People are earning less and costs of homes are going up. The calculation does not compute from where it was from the boomer generation or even generations right after them. And so I think the tools like the home, I think tools like the 60/40 portfolio, all of these things are either being altered tremendously or going away entirely.

You look at the 401ks, you look at social security as something that may exist in the future and that increasingly won’t exist for you in the future. So all of these tools that were once the core toolkit for living good, steady financial life and how to get ahead and doing the right things, those things aren’t really working anymore. And that’s where you see a lot of this frustration from people coming out of being like the American dream is out of reach now.

What they’re really just saying is the tools that are there and used to just be very tried and true do their thing, either aren’t working as advertised anymore or aren’t working at all and the market and people need these tools to get ahead. If you’re in a society where you are fundamentally about inflating the currency supply and that’s part of your economic setup, you need to have assets that allow people to beat that or else you’re always going down.

Why Bitcoin is such a powerful tool is it almost is the perfect timing and tool that’s available to everybody. You don’t need to get a credit score, you don’t need to have enough for a down payment. You don’t need to have a job so you can have someone match your 401k from your employer. You just need to buy Bitcoin. And I think Bitcoin will become part of that fundamental tool set that everyone accesses.

I believe it is going to be a, have my dollars, which I manage my short term needs with. I spend my bills, I buy things with my dollars, but ultimately right next to my dollar savings account that may generate some yield on, I have my Bitcoin account and that’s my true long-term savings account. That is my social security, that is my house, that is my 401k, that is my 60/40 portfolio, and I think Bitcoin is going to play that role.

And it increasingly is, that’s essentially what has guided where we are at full is that the fact that wait, we have this whole financial tooling and the rest of the traditional financial infrastructure actually discounts Bitcoin. You go want to go get a house and you want to get Bitcoin as part of your worth, they actually count that to zero. You want to hold it, and it’s very complicated.

All of these things are getting in the way. So Fold is coming from the standpoint of that Bitcoin will be a mainstream asset for a savings tool in the future. And it’s largely driven by the failure and increasing degradation of those tools we used to rely on.

Brandon Keys:	And it seems like it’s like the growing narrative of how much Bitcoin do you need in order to retire, right? Obviously, this is not financial advice or anything like that, but if you just take the total supply of Bitcoin and you divide it by the amount of people in the world, it seems like 21 million SATs is a nice little number there that eventually over a few years here and through all the cycles of Bitcoin does what a lot of us think it might with the massive amount of money printing.

It won’t take too much Bitcoin in dollar terms now. So what do you think of the advantages of getting in early and kind of using it as a saving technology to potentially retire on just something like 21 million SATs there?

Will Reeves:	Yeah, I think that has also been a core thing when building Fold, how do you get people to care about money is a really hard thing because number one, typically people don’t even think about money. It’s almost like someone thinking about oxygen around them. It’s just like, I don’t think about it. I just breathe and I do it. And you don’t really think about it.

Until you actually breathe fresh air up in the mountains like, holy shit, this is good, this is good. Oxygen. Same thing with money. And Folds, what we’ve seen in the data is that people have a hard time adopting Bitcoin because either the tooling is complicated or most likely they just don’t get it. There’s an educational barrier that is there and that keeps a lot of people out.

And what Fold found out is that that is true, but the way to kind of bypass that is to give people a way to accumulate Bitcoin risk-free, passively and in a way that they can build skin in the game without really making that hard decision of should I buy Bitcoin or start allocating to Bitcoin?

And that’s where rewards came in and been a tremendous success. And now we look at users that have been with us since 2019, entire purchases that they have made new set of golf clubs, dinners at this restaurant are now free because the rewards they earned on those have now outpaced the original purchase price of the item.

And once people start to see that, they say, wow, okay, well okay, what is it about Bitcoin that this has happened? This isn’t like a short-term, Candlewick up in six months. This is no, I’ve been using Fold for three years and this is the case. I’ve gone up and down, but at the end of this time, I am clearly something is going on here.

And that leads them deeper and deeper and deeper down. Looking at Bitcoin, it’s a much easier way to sell people in versus just full on read the Bitcoin standard. That works for some people, but for the most part, mainstream people really just, I need to see the value of my life and how we get them to see that value is the whole trick and the whole secret on how to do. But ultimately, the tooling is all there that those barriers are a lot less than they used to be.

Brandon Keys:	And I think just from the more touch points that everybody has too, like I said, take what you want about the ETFs. Obviously, I don’t think that’s the best way to store your Bitcoin or anything like that, but it’s another touch point that mainstream media is talking about it, Trump’s talking about it, RFK is talking about it.

All these people are starting to talk about Bitcoin. And at a certain point, somebody is like, okay, I’ve heard enough about this. Let me dig into this because I don’t know about you, but I find it hard to believe that there’s a lot of psychopaths out there that heard about Bitcoin for the first time and then all of a sudden went balls deep into it and just went balls to the wall and just reading everything about it.

So I just think the more touch points that everybody can have with Bitcoin, the better. And I think that that just is another way to get people in with all that. So with the response of the faucets and everything, I’ve been using Fold for a while for just the faucet, the wheel has been outstanding. So how did you guys come up with that and what has been the overall response with just having some fun interactions with that to get people onboarded into Bitcoin? Excuse me.

Will Reeves:	Yeah, I think some history on Bitcoin for people who might not know it is that as recently, still some exist, clearly Fold still does, but back in 2013, a couple of years after Bitcoin was released, there was a proliferation of these sites that just gave Bitcoin away for free. There was literally sites where you could get, I think one to five Bitcoin.

You just input your receive address and it sends you Bitcoin right to your wallet, one to five Bitcoin for free as a faucet. Crazy to think of today. And then you start to think of where the space was back then and really was, hey, we just need more people to have Bitcoin. We need Bitcoin to be broadly distributed, have people with skin in the game.

And so there were a lot of early adopters, Bitcoin OGs who recognized this and created things like faucets and Fold knew that. We grew up and watching these faucets happen had benefited off those faucets myself. And once you saw the kind of first couple runs and cycles of Bitcoin, those faucets quickly went away. They were typically Bitcoin OGs or whales who just did it out of the goodness of their heart to expand Bitcoin’s reach and adoption.

But once Bitcoin starts to be worth what it has been, that’s a much harder goodwill decision to make. And Fold saw this and said, well, the issue hasn’t changed. It was tremendously successful to get Bitcoin away for free. We want to do that in our own way. And so we launched a way that every day you can open up Fold and you can spin and earn Bitcoin.

Typically, it’s 5, 25, 50 satoshis, but over almost 20 people have earned a full Bitcoin just on spinning that, which has been life-changing for people. And our goal with it was not only to continue that tradition of a Bitcoin faucet, but it was also to say, hey, we’re getting a lot of people who are interested in Bitcoin, but it’s not just about getting them interested one time. How do I make them think about Bitcoin almost every single day?

And so we created this daily spin to do that, to create a muscle memory where every day, even if they’re just tangentially interested, they’re at least for one second of the day thinking about Bitcoin. And that creates a muscle memory, not only with our app, but also with Bitcoin itself.

And that has created a really great feedback loop for us that get people more interested in Bitcoin for longer term. And those are longer term customers for us. So it’s a win-win even though we’re giving away Bitcoin, some people said it’s the craziest business model I could think of is giving away Bitcoin who would do that, but we’ve managed to make it work.

Brandon Keys:	Yeah, a hundred percent. And we’re actually giving away some stats on this episode. So yeah, I’ll put it up on the banner here, but you can use the foldapp.com/r/GREENCANDLE and you’ll get, I think it’s 21,000 spins or something crazy. You have the opportunity to win. So with all that, you could get some free Bitcoin and maybe even win a full Bitcoin.

So I’m really excited about what you guys do and with everything going forward, I think that Fold is just an awesome on-ramp and faucet and everything like that. But will we have a lot going on here just in general in the Bitcoin space? So I’m going to take one from my friend Ben Sessions over here. Why are you bullish going forward? What makes you both bullish going forward here and going into this last quarter of this year?

Will Reeves:	Yeah, I think there’s so much to be bullish about. I think the Bear case is very thin at this point, and we’re going to be surprised by some bear swipes here and there, as Bitcoin always does. But ultimately the world is made up of giant pools of capital and there’s Bitcoin started. And the only capital pool that it had access to was this small group of fringe cypher punks who had money and savings accounts.

And the pool that Bitcoin opened up was, I can be new money for them, or they want to play poker. I’ll open up that pool of capital. And one way to look at the history of Bitcoin is looking up, how Bitcoin is breaking these pools and unleashing them into Bitcoin one by one. Savings accounts, sovereign funds, balance sheets, ETF, we have been on an absolute tear over the last two years on cracking open these traditional capital pools and bringing them into Bitcoin.

And these initial cracks that we’ve seen are only the first, there’s only a couple countries who have adopted Bitcoin. There’s only a couple corporations who have adopted Bitcoin. The ETF was very successful, but still not all brokerage firms even allow you to invest in the ETF. What we’re about to see is that these first examples are going to have 10, 100, 1000 other counterparts that are going to be showing up over the next year, and those are ten 1,000 x on the opportunity that it does for Bitcoin.

And so I just look at this incredible infrastructure that has been built, these pools of capital at least have a straw in them. Those are now going to be opened up into essentially oil pipelines, directly into Bitcoin and that’s all self-fulfilling. And these are all things that are going to accelerate on top of each other. And so I was in New York with a bunch of other founders that I’ve been building alongside for a long time, many, many years through very bad and very good times.

And it was just amazing to look around to see not only how far we’ve come with our products, but in terms of business’ vision. And that’s just my own corner. And I know that this is happening in so many other aspects. Again, boardrooms, sovereign leaders and all this stuff. This conversation is now happening to an extent that this is so much bigger than it ever was before, and it’s out of our control.

The cat is out of the bag and now it’s really watching these multiples start to come to fruition, and they’re only going to be self-reinforcing. And so why am I bullish for the first time? It’s not about will some of these things happen, because if some of those things didn’t happen, we might not have won the way we are at today. But now they all have. And it’s not about the first one happening anymore.

Now it’s about the next thousand happening. And that’s when parabolic curves start to show up. And so a lot of people who say, I wasn’t early or I found it too late, are missing this one very important fact that Bitcoin did what it did by having a straw into a few capital pools.

Up until this point, those straws are becoming pipelines, and now those pools are much bigger than they ever were before. And the last place you want to be is looking back here in four years and saying, Goddamn it, I wasn’t late. I was right on time. And not take advantage of the opportunity right in front of you.

Brandon Keys:	Yeah, I hear you on that too. And it just sounds like to me, I always think of the polar bear meme pushing down that beach ball underneath the ocean, right? It just feels like the top’s going to blow off here pretty quick. I mean, we’ve got all this money sitting on the sidelines and I feel like a lot of it can be FOMO money too, when it’s all like everything starts to run up.

It’s just going to ramp up and up and up. So I’m very optimistic going forward, as it sounds like you are as well, but you’ve been very generous with your time, Will. So I really appreciate you coming on the show. Why don’t you tell people where they could find out more about you and they can find out more about Fold?

Will Reeves:	Well, you can find Fold at foldapp.com or Fold_app on Twitter. We do a lot of videos, giveaways. It’s a great way to get free Bitcoin, but you can find Fold in the app store near you. I’m on Twitter primarily at WLRBS. Let me know if you have questions about Fold. Let me know if you have questions signing up or anything.

I frequently am in DMs helping people get through to the other side, and I think it’s just going to be such an incredible time to start now, if you haven’t begun, if any step, if you’re not earning rewards, you need to start earning rewards. We can get you to the DCA and all these things later. But you should really right now just at least say, I’m going to make it a goal to integrate Bitcoin into one aspect of my life.

Choose what it is and it’ll flow from there. But really there has been no better time and no less risky time to get involved in Bitcoin just due to the tailwinds. And that’s my belief. And I believe that, like we said, it’s not just us talking about it, presidents are talking about it, CEOs are talking about it, friends are talking about it, and most of all, why they’re all talking about it, we all need it. And Bitcoin deserves to be at the center in some way of your personal financial picture.

Brandon Keys:	A hundred percent. And yeah, if you need help signing up and you haven’t signed up yet, you can use the promo link down below and join the fold revolution here. So Will, thank you so much for your time and I really appreciate,

Will Reeves:	It’s great to be here. Let me know if we can come back on maybe sometime next year and see how far we’ve come even in the last six to 12 months because I guarantee you there’s going to be a lot to talk about.

Brandon Keys:	A hundred percent. You’re a recurring guest now, so we’re booking that. You’re going to have to come on whenever I say at this point now.

Will Reeves:	I’ll do it. I’ll do it.

Brandon Keys:	All right, man. Thank you so-

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Important Information About the Proposed Business Combination and Where to Find It

This document relates to a proposed transaction between Fold and FTAC Emerald. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The parties intend to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of FTAC Emerald, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FTAC Emerald stockholders. FTAC Emerald also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of FTAC Emerald are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FTAC Emerald through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: FTAC Emerald Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, or by emailing info@cohencircle.com.

Participants in the Solicitation

Fold and FTAC Emerald and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FTAC Emerald’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of FTAC Emerald and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

The information in this document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Fold and FTAC Emerald. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts regarding Fold’s business, net proceeds from the proposed transaction, potential benefits of the proposed transaction and the potential success of Fold’s market and growth strategies, and expectations related to the terms and timing of the proposed transaction. These statements are based on various assumptions and on the current expectations of FTAC Emerald and Fold’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FTAC Emerald and Fold. These forward-looking statements are subject to a number of risks and uncertainties, including: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the risk that the proposed transaction may not be completed by FTAC Emerald’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FTAC Emerald; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the approval of the proposed transaction by the stockholders of FTAC Emerald and the receipt of certain governmental and regulatory approvals; (iv) the failure to realize the anticipated benefits of the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Fold’s business relationships, performance, and business generally; (vi) the outcome of any legal proceedings that may be instituted against FTAC Emerald or Fold related to the business combination agreement or the proposed transaction; (vii) the ability to maintain the listing of FTAC Emerald’s securities on the NASDAQ; (viii) the ability to address the market opportunity for Fold’s products and services; (ix) the risk that the proposed transaction may not generate the expected net proceeds for the combined company; (x) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xi) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xii) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive industry in which Fold operates; and (xiii) those factors discussed in FTAC Emerald’s filings with the SEC under the headings “Risk Factors,” and other documents of FTAC Emerald filed, or to be filed, with the SEC. If any of these risks materialize or Fold’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FTAC Emerald nor Fold presently know or that FTAC Emerald and Fold currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FTAC Emerald’s and Fold’s expectations, plans or forecasts of future events and views as of the date of this document. While FTAC Emerald and Fold may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing FTAC Emerald’s and Fold’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.